January 22, 2009

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:          AeroGrow International, Inc. File No. 1-33531
March 31, 2008 Form 10-K
September 30, 2008 Form 10-Q

Dear Mr. O’Brien,

This letter is in response to your comment letter dated November 26, 2008 (the “Comment Letter”) regarding the referenced public filings by AeroGrow International, Inc. (“AeroGrow” or the “Company”).  As discussed with Mr. Pavot of your office, AeroGrow does not have a record of receiving the Comment Letter when it was originally sent.  Mr. Pavot re-sent the Comment Letter by fax on January 12, 2009, and we subsequently received the original letter by mail on January 20, 2009.  Mr. Pavot suggested we clarify the timing of our actual receipt of the Comment Letter in this response.

As requested, the numbering of the following responses is keyed to the numbering contained in the Comment Letter.  To facilitate your review, we have also incorporated the relevant text from the Comment Letter below, with the Comment Letter text denoted in bold.  In addition, we have added italicized parenthetical sub-lettering to the Comment Letter text to assist you in tracking our responses to the Comment Letter.

3/31/08 Form 10-K

1.           The existing MD&A disclosure attributes over 60% of consolidated revenues to retail product sales.  (a) In this regard, we note that in fiscal 2008 there was a 580% increase in the number of stores selling the company's products.  This increase is substantially higher than the 167% fiscal 2008 increase in total retail product sales revenue.  Absent disclosure to the contrary, it would appear that there was a material decline in 2008 sales to stores that marketed the company's products in 2007.  (b) In future filings, please provide clarifying disclosure to inform readers about any known factors that could reasonably be expected to materially impact future operating results.  For example, readers should be informed if there has been a material change in period over period sales to existing customers (analogous to same store sales).  Further, readers should be informed if there has been a material change in ordering activity between the financial statement date and the date of the filing.  Material changes in product return rates should also be disclosed.  (c) Also, please disclose why the allowance for doubtful accounts comprises over 17% of the gross receivable balance.  See Section 501.12.b.4 of the Financial Reporting Codification.

Company Response – 1(a)

Fiscal 2007 represented the Company’s first full fiscal year of operation.  As a result, year-over-year growth rate comparisons made in Fiscal 2008 are made against a very small and highly variable base, and are impacted by the timing of occurrence of different factors impacting the analysis.  In addition, there are a number of factors that impact the relevance of the comparison made in the Comment Letter between the growth in store count and the growth in retail revenue.

First, the store count growth rate is a point-in-time static analysis while revenue growth is a compilation of activity occurring over the course of twelve months.  As a result, the two growth rates are not necessarily comparable, particular in circumstances where the growth rates of one, or both, is very high and calculated against a very small base, as was the case for AeroGrow during Fiscal 2008.

Second, the Company had a goal of significantly expanding its points of distribution to increase total retail sales, without regard for the potential impact on sales per store.  This latter metric was determined to be less relevant than total retail sales, given the Company’s undeveloped retail business, limited penetration of traditional brick and mortar retail locations, and desire to make its products more ubiquitously available.  Therefore, in some cases sales to existing customers may have declined as alternative, possibly competitive, points of distribution were initiated.  Overall, however, AeroGrow’s total retail sales increased substantially, as described in the public filing.

Third, as disclosed in our public filings, AeroGrow’s retail revenue includes sales to non-brick and mortar retail accounts, including television shopping channels (e.g., QVC, Home Shopping Network), catalog merchants (e.g., Brookstone, Frontgate, SkyMall), and online retailers (e.g., Amazon.com).  Customers in these retail channels do not have stores included in the overall store count, but contribute to total retail sales.  The mix of these non-brick and mortar retailers was particularly high in Fiscal 2007 as the Company was just beginning its penetration of the traditional retail market.  As an example, a shopping channel customer contributed almost $2 million in revenue in Fiscal 2007 against a total reported store count of 750, thereby causing an impact of approximately $2,600 per reported store using the methodology described in the Comment Letter.  In Fiscal 2008, sales to the same shopping channel customer totaled over $2.3 million, which, against the fiscal year end reported store count of 5,100 resulted in an impact of approximately $450 per reported store, an apparent substantial decline in sales per store, despite an overall increase in sales to the specific shopping channel customer.

Finally, as a strategy designed to further develop a presence in the traditional retail market and build consumer awareness of the Company’s products, AeroGrow has participated in trial programs with various retailers.  These programs generally include only a limited number of stores of large retail chains, each of which purchases only a small amount of product in order to test the retail viability of AeroGrow products with limited risk.  Therefore, these test programs generally have lower sales per store than at other retailers carrying a more complete product line and having higher inventory stocking levels.  The timing and number of these test programs at any given time could impact the Company’s total sales per store, thereby distorting the value of the metric as a measure of AeroGrow’s retail business.

Because of the impacts of these various factors, AeroGrow does not believe “same store sales” or “sales per store” represent relevant metrics at this stage of the Company’s development.  Therefore, we have elected not to calculate the metrics, nor disclose them, in any of our public filings, press releases or earnings conference calls.

Company Response – 1(b)

As noted above, the Company does not believe the metric of “same store sales” is instructive to readers of its financial statements, nor is a decline in the calculated metric necessarily an indication of a material change in the Company’s future prospects.  Nonetheless, AeroGrow does recognize the importance of this type of information to readers of its public filings and will endeavor to include appropriate clarifying disclosure in future filings that will provide the readers with the information necessary to make informed judgments about the Company’s business.

Company Response – 1(c)

On May 2, 2008, AeroGrow’s retail customer Linens ‘n Things (“LNT”) filed for protection under Chapter 11 of the United States Bankruptcy Code.  As a consequence, the Company increased its allowance for doubtful accounts as of March 31, 2008 by $400,000 to reflect approximately 80% of its outstanding accounts receivable from LNT as of the Chapter 11 filing date.  The impact of this action on expenses and on the allowance for doubtful accounts calculation was disclosed in the Customer section under Concentrations of Risk in AeroGrow’s March 31, 2008 Form 10-K filing.  In addition, the impact of the LNT reserve was noted in the Results of Operations section of the same filing.  However, it was not also disclosed in the same document under the descriptions of the Company’s Accounts Receivable and Allowance for Doubtful Accounts.  In future filings, the Company will endeavor to ensure that material items that impact multiple areas of disclosure are disclosed in all relevant sections of the disclosure document.

Excluding the impact of LNT on the analysis of the Company’s allowance for doubtful account shows a reasonable level of reserves against potential bad debts:

	Gross Accounts Receivables	Allowance for Doubtful Accounts	Net Accounts Receivables
As Reported	$2,923,811	$511,710	$2,412,101
LNT Impact	(502,088)	(400,000)	(102,088)
Excluding LNT	$2,421,723	$111,710	$2,310,013
% of Gross		4.6%	(Note: prior year = 4.1%)

9/30/08 Form 10-Q

2.           The increases in receivables and inventory had a material adverse impact on operating cash flows.  In future filings, please disclose and explain material changes in the receivable and inventory turnover ratios.  The specific reasons for any material changes in the aging of receivables should be clearly explained.  See Section 501.13 of the Financial Reporting Codification.

Company Response – 2

AeroGrow recognizes the importance of the information regarding accounts receivable and inventory, and will endeavor to provide more complete disclosure in future filings.

Retail net revenue for the quarter ended September 30, 2008 totaled $11.5 million, the vast majority of which was shipped to customers during the last five weeks of the quarter.  Given the Company’s net 30-45 day selling terms for most retail accounts, the receivables related to these shipments were, for the most part, on the balance sheet as of September 30, 2008, and resulted in the increase in receivables during the period.  There was not a material change in the aging of receivables during the period.

The Company sources its products from third party manufacturing facilities in China.  As a result, AeroGrow has delivery lead times of between 45 and 90 days for its products.  To be prepared to meet the expected customer demand during the fall and holiday selling season, the Company elected to invest in higher inventory levels during the quarter ended September 30, 2008.

9/30/08 Form 10-Q

3.           The disclosure on page 12 addresses management's expectation that cash requirements will be funded from operating cash flows, the line of credit, and cash reserves.  However, it appears that there is less than $4 million of available credit whereas the cumulative operating cash flow deficit in the last 4 quarters exceeded $10 million.  In future filings, please clarify the disclosure so that readers can fully understand the company's prospects for meeting its short-term cash obligations.  See Section 607.02 of the Financial Reporting Codification.

Company Response – 3

AeroGrow recognizes the importance of the information regarding short-term cash obligations and will endeavor to include the clarifying disclosure requested in the Comment Letter in future filings.

As of September 30, 2008, there was approximately $8.6 million in loans outstanding under the $12 million asset-based revolving line of credit provided by FCC, LLC, d/b/a First Capital (“FCC”) to the Company.  These borrowings were substantially incurred to finance the increases in accounts receivable and inventory noted above, which represented a large part of the Company’s overall cash deficit over the preceding quarters.  Loans under the revolving line of credit are made by FCC against certain percentages of eligible accounts receivables and inventory.  As the accounts receivable and inventory are converted to cash by the Company’s operating cycle, the loans are repaid.  Similarly, increases in accounts receivable from sales and purchases of inventory create new borrowing capacity under the line of credit.  As a result, the Company’s availability under the FCC line of credit cannot be fully assessed at any given point in time without reference to the Company’s future expectations for sales, profits, changes in working capital, and other elements of operating cash flow.

9/30/08 Form 10-Q

4.           We note that amounts due under the $12 million credit facility are classified as long-term and that the company has violated the related debt covenants in each of the last 2 quarters.  In future filings, please provide disclosure that clearly evidences compliance with SFAS 78.  The financial statement impact of management's critical accounting estimates should be fully disclosed pursuant to Section 501.14 of the Financial Reporting Codification.

Company Response – 4

AeroGrow will include the requested disclosure clearly evidencing compliance with SFAS 78 in future filings.

While the Company did violate certain financial covenants as of September 30, 2008 and June 30, 2008, FCC provided the Company with waivers of these violations.  SFAS 78 provides the following guidance for this set of circumstances:

The current liability classification is … also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Accordingly, such callable obligations shall be classified as current liabilities unless one of the following conditions is met:

a.	The creditor has waived* or subsequently lost† the right to demand repayment for more than one year (or operating cycle, if longer) from the balance sheet date.

*If the obligation is callable because of violations of certain provisions of the debt agreement, the creditor needs to waive its right with regard only to those violations.

Accordingly, the Company continued to classify the obligations as long-term as of September 30, 2008.

As requested in the Comment Letter, AeroGrow hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.
•
Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Company’s filings; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United Sates.

Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ H. MacGregor Clarke
H. MacGregor Clarke
Chief Financial Officer